Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$3,367,000.00	100.00%	$3,367,000.00	$187.88(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $46,947.21 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $187.88 registration fee for this offering, $46,759.33 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 368 dated March 31, 2009	Filed pursuant to Rule 424(b)(3)
To Prospectus Supplement and Prospectus dated February 5, 2007 and	Registration Statement No. 333-140456
Product Supplement No. 2 dated September 7, 2007
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

EKSPORTFINANS ASA

Reverse Exchangeable Securities with Contingent Downside Protection

$2,416,000.00 10.00% Enhanced Yield Securities linked to the common stock of Intel Corporation due October 5, 2009

$951,000.00 13.00% Enhanced Yield Securities linked to the common stock of XTO Energy, Inc. due October 5, 2009

______________

Offering Information

Offerings:	This pricing supplement relates to two separate offerings of securities, each of which is linked to one, and only one, Underlying Stock. You may participate in any or all of the security offerings. This pricing supplement does not, however, allow you to purchase a security linked to a basket of more than one or all of the Underlying Stocks described below.

Issuer:	Eksportfinans ASA

Underlying Stock:	The Underlying Stock for each security offering will be the common stock of the issuers as set forth in the table below:

	Underlying Stock (for each of the	CUSIP No.	Relevant Exchange	Ticker Symbol
security offerings)
	Intel Corporation	458140100	Nasdaq	INTC
	XTO Energy, Inc.	98385X106	NYSE	XTO

Agent:	Wachovia Capital Markets, LLC

Principal Amount per security:	$1,000.00

Issue Price per security:	100.00%

Maturity Date:
	Securities linked to Intel Corporation		October 5, 2009
	Securities linked to XTO Energy, Inc.		October 5, 2009

Valuation Date: (as further described in product supplement no. 2)
	Securities linked to Intel Corporation Securities linked to XTO Energy, Inc.		September 28, 2009 September 28, 2009

Interest:	Securities linked to Intel Corporation, 10.00% per annum, payable monthly.
Securities linked to XTO Energy, Inc., 13.00% per annum, payable monthly.

Interest Payment Dates:	Securities linked to Intel Corporation	5th of each month, starting May 5, 2009
	Securities linked to XTO Energy, Inc.	5th of each month, starting May 5, 2009

Initial Stock Price:	Securities linked to Intel Corporation	$15.05
	Securities linked to XTO Energy, Inc.	$30.62

Knock-in Price:	Securities linked to Intel Corporation: $9.030, the price that is 40.00% below the initial stock price.

Securities linked to XTO Energy, Inc.: $18.372, the price that is 40.00% below the initial stock price.

Share Amount:	Securities linked to Intel Corporation	66.4452
	Securities linked to XTO Energy, Inc.	32.6584

Exchange Listing:	None

Trade Date:	March 31, 2009

Original Issue Date:	April 3, 2009

CUSIP Number:		CUSIP No.
	Securities linked to Intel Corporation	282645NU0
	Securities linked to XTO Energy, Inc.	282645NT3

Securities linked to Intel Corporation	Per Security	Total
Public Offering Price	$1,000.00	$2,416,000.00
Underwriting Discount and Commission	$12.50	$30,200.00
Proceeds to Eksportfinans ASA	$987.50	$2,385,800.00

Securities linked to XTO Energy, Inc.	Per Security	Total
Public Offering Price	$1,000.00	$951,000.00
Underwriting Discount and Commission	$12.50	$11,887.50
Proceeds to Eksportfinans ASA	$987.50	$939,112.50

Additional terms specific to the securities

     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 2 and this pricing supplement if you so request by calling toll-free 1-888-215-4145 or 1-212-214-6282.

     You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these securities are a part, and the more detailed information contained in product supplement no. 2 dated September 7, 2007. This pricing supplement, together with these documents, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 2 and the accompanying prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000095012307012382/u53557e424b2.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Selected risk considerations

     An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying Stocks. These risks are explained in more detail in the “Risk factors” sections of the accompanying product supplement no. 2 dated September 7, 2007 and the accompanying prospectus supplement.

     No guaranteed return of principal. With an investment in the securities, you bear the risk of losing some or all of the value of your principal if a knock-in event occurs during the term of the securities and the final stock price is less than the initial stock price. Under these circumstances, at maturity, for each security you hold, the maturity payment amount that you will receive will be shares of the applicable Underlying Stock, which represents the number of shares of the applicable Underlying Stock equal to the share amount multiplied by the share multiplier. In these circumstances, you will lose some or all of the value of the principal amount of your securities and receive shares of the applicable Underlying Stock instead of a cash payment.

     Yield may be lower. The yield that you will receive on your securities, which could be negative, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security with the same maturity date.

     Relationship to the Underlying Stocks. You will have no rights against any of the Underlying Stock Issuers even though the market value of the securities and the amount you will receive at maturity depend on the performance of the applicable Underlying Stock. The Underlying Stock Issuers are not involved in the offering of the securities and have no obligations relating to the securities. In addition, you will not receive any dividend payments or other distributions on any of the Underlying Stocks, and as a holder of the securities, you will not have voting rights or any other rights that holders of the Underlying Stocks may have.

     No active trading market. The securities will not be listed or displayed on any securities exchange, the Nasdaq National Market or any electronic communications network. There can be no assurance that a liquid trading market will develop for the securities. The development of a trading market for the securities will depend on our financial performance and other factors such as the market price of any of the Underlying Stocks. Even if a secondary market for the securities develops, it may not provide significant liquidity and transaction costs in any secondary market could be high.

     Potential conflicts of interest. Wachovia Capital Markets, LLC or its affiliates may presently or from time to time engage in business that may adversely affect the price of the securities, including hedging activities. In addition, the inclusion of commissions and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices. In the course of business, Wachovia Capital Markets, LLC or its affiliates may acquire non-public information relating to any of the Underlying Stock Issuers and, in addition, one or more affiliates of Wachovia Capital Markets, LLC may publish research reports about any of the Underlying Stock Issuers. Neither we nor Wachovia Capital Markets, LLC makes any representation to any purchasers of the securities regarding any matters whatsoever relating to any of the Underlying Stock Issuers.

Hypothetical returns

     The following tables illustrate the hypothetical maturity payment amount and corresponding hypothetical return at maturity per security (in each case, including interest payments), for a range of hypothetical final stock prices and the corresponding hypothetical price return of each of the Underlying Stocks and whether or not a knock-in event has occurred.

     The tables below assume no market disruption event, antidilution adjustments or settlement disruption event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the securities, tax liabilities could affect the after-tax rate of return on the securities to a comparatively greater extent than the after-tax return on each of the Underlying Stocks.

Securities linked to Intel Corporation

     The examples are based on the following terms:

  an initial stock price of $15.05;

  a knock-in price of $9.030;

  an interest rate of 10.00%; and

  an investment term of 182 days.

     The figures below are for purposes of illustration only. The actual maturity payment amount and the resulting return (inclusive of coupons) will depend on the actual final stock price and whether or not a knock-in event occurs, each determined by the calculation agent as described in this pricing supplement.

		A Knock-In Event Has Occurred		A Knock-In Event Has Not Occurred

			Hypothetical		Hypothetical
			Maturity Payment		Maturity Payment
	Hypothetical Price	Hypothetical Return at	Amount	Hypothetical Return at	Amount
Hypothetical Final	Return of the	Maturity per Security	per Security	Maturity per Security	per Security
Stock Price	Underlying Stock	(Including Interest)(1)	(Including Interest)	(Including Interest)(1)	(Including Interest)
$7.53	-50%	-44.94%	$550.56	-	-
$8.28	-45%	-39.94%	$600.56	-	-
$9.03(3)	-40%	-34.94%	$650.56	-	-
$9.78	-35%	-29.94%	$700.56	5.06%	$1,050.56
$10.54	-30%	-24.94%	$750.56	5.06%	$1,050.56
$11.29	-25%	-19.94%	$800.56	5.06%	$1,050.56
$12.04	-20%	-14.94%	$850.56	5.06%	$1,050.56
$12.79	-15%	-9.94%	$900.56	5.06%	$1,050.56
$13.55	-10%	-4.94%	$950.56	5.06%	$1,050.56
$14.30	-5%	0.06%	$1,000.56	5.06%	$1,050.56
$15.05(2)	0%	5.06%	$1,050.56	5.06%	$1,050.56
$15.80	5%	5.06%	$1,050.56	5.06%	$1,050.56
$16.56	10%	5.06%	$1,050.56	5.06%	$1,050.56
$17.31	15%	5.06%	$1,050.56	5.06%	$1,050.56
$18.06	20%	5.06%	$1,050.56	5.06%	$1,050.56
$18.81	25%	5.06%	$1,050.56	5.06%	$1,050.56
$19.57	30%	5.06%	$1,050.56	5.06%	$1,050.56
$20.32	35%	5.06%	$1,050.56	5.06%	$1,050.56
$21.07	40%	5.06%	$1,050.56	5.06%	$1,050.56
$21.82	45%	5.06%	$1,050.56	5.06%	$1,050.56
$22.58	50%	5.06%	$1,050.56	5.06%	$1,050.56

(1)	The returns at maturity specified above are not annualized rates of return but rather actual returns over the term of the security and, in the case of the securities, are calculated based on a 182-day investment term and, in the case of the applicable Underlying Stock, do not take into account dividends, if any, paid on the applicable Underlying Stock or any transaction fees and expenses.

(2)	This is the initial stock price.

(3)	This is the knock-in price.

     The following graph sets forth the return at maturity for a range of final stock prices both if a knock-in event has occurred and if a knock-in event has not occurred.

Return Profile of 10.00% Enhanced Yield Securities vs. Intel Corporation*

*Based on an interest rate of 10.00% per annum and a 182-day term.

Securities linked to XTO Energy, Inc.

     The examples are based on the following hypothetical terms:

  an initial stock price of $30.62;

  a knock-in price of $18.372;

  an interest rate of 13.00%; and

  an investment term of 182 days.

     The figures below are for purposes of illustration only. The actual maturity payment amount and the resulting return (inclusive of coupons) will depend on the actual final stock price and whether or not a knock-in event occurs, each determined by the calculation agent as described in this pricing supplement.

		A Knock-In Event Has Occurred		A Knock-In Event Has Not Occurred

			Hypothetical		Hypothetical
			Maturity Payment		Maturity Payment
	Hypothetical Price	Hypothetical Return at	Amount	Hypothetical Return at	Amount
Hypothetical Final	Return of the	Maturity per Security	per Security	Maturity per Security	per Security
Stock Price	Underlying Stock	(Including Interest)(1)	(Including Interest)	(Including Interest)(1)	(Including Interest)
$15.31	-50%	-43.43%	$565.72	-	-
$16.84	-45%	-38.43%	$615.72	-	-
$18.37(3)	-40%	-33.43%	$665.72	-	-
$19.90	-35%	-28.43%	$715.72	6.57%	$1,065.72
$21.43	-30%	-23.43%	$765.72	6.57%	$1,065.72
$22.97	-25%	-18.43%	$815.72	6.57%	$1,065.72
$24.50	-20%	-13.43%	$865.72	6.57%	$1,065.72
$26.03	-15%	-8.43%	$915.72	6.57%	$1,065.72
$27.56	-10%	-3.43%	$965.72	6.57%	$1,065.72
$29.09	-5%	1.57%	$1,015.72	6.57%	$1,065.72
$30.62(2)	0%	6.57%	$1,065.72	6.57%	$1,065.72
$32.15	5%	6.57%	$1,065.72	6.57%	$1,065.72
$33.68	10%	6.57%	$1,065.72	6.57%	$1,065.72
$35.21	15%	6.57%	$1,065.72	6.57%	$1,065.72
$36.74	20%	6.57%	$1,065.72	6.57%	$1,065.72
$38.28	25%	6.57%	$1,065.72	6.57%	$1,065.72
$39.81	30%	6.57%	$1,065.72	6.57%	$1,065.72
$41.34	35%	6.57%	$1,065.72	6.57%	$1,065.72
$42.87	40%	6.57%	$1,065.72	6.57%	$1,065.72
$44.40	45%	6.57%	$1,065.72	6.57%	$1,065.72
$45.93	50%	6.57%	$1,065.72	6.57%	$1,065.72

(1)	The returns at maturity specified above are not annualized rates of return but rather actual returns over the term of the security and, in the case of the securities, are calculated based on a 182-day investment term and, in the case of the applicable Underlying Stock, do not take into account dividends, if any, paid on the applicable Underlying Stock or any transaction fees and expenses.

(2)	This is the initial stock price.

(3)	This is the knock-in price.

     The following graph sets forth the return at maturity for a range of final stock prices both if a knock-in event has occurred and if a knock-in event has not occurred.

Return Profile of 13.00% Enhanced Yield Securities vs. XTO Energy, Inc.*

* Based on an interest rate of 13.00% per annum and a 182-day term.

The Underlying Stocks

The Underlying Stock Issuers

     Provided below is a brief description of the Underlying Stock Issuers obtained from publicly available information published by the Underlying Stock Issuers. Neither we nor Wachovia Capital Markets, LLC make any representation to any purchasers of the securities regarding any matters whatsoever relating to the Underlying Stock Issuers. Any prospective purchaser of the securities should undertake an independent investigation of the Underlying Stock Issuers as in its judgment is appropriate to make an informed decision regarding an investment in the securities.

     Each of the Underlying Stocks is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically financial and other information specified by the SEC. Information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. In addition, information filed by each of the Underlying Stock Issuers with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.

     Intel Corporation is a semiconductor chip maker. It develops advanced integrated digital technology products, primarily integrated circuits, for industries such as computing and communications. Intel Corporation also develops platforms, which are defined as integrated suits of digital computing technologies that are designed and configured to work together to provide an optimized user computing solutions compared to ingredients that are used separately. Information filed with the SEC by Intel Corporation under the Exchange Act can be located by reference to SEC file number 000-06217.

     XTO Energy Inc. and its subsidiaries are engaged in the acquisition, development, exploitation and exploration of both producing oil and gas properties and unproved properties, and in the production, processing, marketing and transportation of oil and natural gas. The Company was formerly known as Cross Timbers Oil Company and changed its name to XTO Energy Inc. in June 2001. Information filed with the SEC by Intel Corporation under the Exchange Act can be located by reference to SEC file number 001-10662.

Historical Data

     Each of the Underlying Stocks is listed on the Relevant Exchange under its respective symbol described above. The following table sets forth the high intra-day, low intra-day and quarter-end closing prices (in U.S. dollars) for each of the Underlying Stocks at the end of each quarter from January 1, 2004 through December 31, 2008 and the period from January 1, 2009 to March 31, 2009. For each of the Underlying Stocks, the historical prices listed below were obtained from Bloomberg Financial Markets without independent verification. These historical prices should not be taken as an indication of future performance, and no assurance can be given that the price of either of the Underlying Stocks will not decrease such that you would receive less than the principal amount of your securities at maturity.

     Any historical upward or downward trend in the price of any of the Underlying Stocks during any period shown below is not an indication that the price of that Underlying Stock is more or less likely to increase or decrease at any time during the term of the securities. You should not take the historical performance levels as an indication of future performance of any of the Underlying Stocks. We cannot assure you that the future performance of any of the Underlying Stocks will result in your receiving the principal amount of your securities on the maturity date. The actual performance of each of the Underlying Stocks over the life of the securities may bear little relation to the historical levels shown below.

Intel Corporation

				Quarter-End Closing
Quarter-Start Date	Quarter-End Date	High Intra-Day Price	Low Intra-Day Price	Price
1/1/2004	3/31/2004	34.60	26.03	27.20
4/1/2004	6/30/2004	29.01	25.61	27.60
7/1/2004	9/30/2004	27.48	19.64	20.06
10/1/2004	12/31/2004	24.99	20.22	23.39
1/1/2005	3/31/2005	25.47	21.89	23.23
4/1/2005	6/30/2005	27.75	21.94	26.06
7/1/2005	9/30/2005	28.84	23.82	24.65
10/1/2005	12/31/2005	27.49	22.53	24.96
1/1/2006	3/31/2006	26.63	19.31	19.46
4/1/2006	6/30/2006	20.27	16.75	18.95
7/1/2006	9/30/2006	20.95	16.93	20.57
10/1/2006	12/31/2006	22.41	20.04	20.25
1/1/2007	3/31/2007	22.30	18.75	19.13
4/1/2007	6/30/2007	24.45	19.03	23.76
7/1/2007	9/30/2007	26.52	22.09	25.86
10/1/2007	12/31/2007	27.99	24.32	26.66
1/1/2008	3/31/2008	26.34	18.05	21.18
4/1/2008	6/30/2008	25.29	20.50	21.48
7/1/2008	9/30/2008	24.75	17.27	18.73
10/1/2008	12/31/2008	18.69	12.07	14.66
1/1/2009	3/31/2009	15.83	12.05	15.05

XTO Energy, Inc.

				Quarter-End Closing
Quarter-Start Date	Quarter-End Date	High Intra-Day Price	Low Intra-Day Price	Price
1/1/2004	3/31/2004	15.00	11.81	14.56
4/1/2004	6/30/2004	17.59	14.09	17.19
7/1/2004	9/30/2004	19.09	14.65	18.74
10/1/2004	12/31/2004	21.28	17.25	20.41
1/1/2005	3/31/2005	26.97	18.36	25.26
4/1/2005	6/30/2005	28.07	20.00	26.14
7/1/2005	9/30/2005	35.62	26.45	34.86
10/1/2005	12/31/2005	36.60	29.34	33.80
1/1/2006	3/31/2006	38.47	30.24	33.51
4/1/2006	6/30/2006	37.10	29.21	35.42
7/1/2006	9/30/2006	39.38	30.99	33.70
10/1/2006	12/31/2006	40.99	30.93	37.64
1/1/2007	3/31/2007	44.62	35.10	43.85
4/1/2007	6/30/2007	51.19	43.29	48.08
7/1/2007	9/30/2007	51.42	40.40	49.47
10/1/2007	12/31/2007	53.99	47.62	51.36
1/1/2008	3/31/2008	64.00	45.57	61.86
4/1/2008	6/30/2008	73.74	59.52	68.51
7/1/2008	9/30/2008	71.36	42.48	46.52
10/1/2008	12/31/2008	46.47	23.83	35.27
1/1/2009	3/31/2009	41.90	28.64	30.62

Supplemental information regarding taxation in the United States

     The amount of the stated interest rate on the note that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 2), and the amount that constitutes Put Premium (as defined in the accompanying product supplement no. 2) are set forth in the table below.

	Deposit	Put Premium

Securities linked to Intel Corporation	0.924%	9.076%
Securities linked to XTO Energy, Inc.	0.924%	12.076%

     In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain.

     Please refer to “Taxation in the United States” beginning on page PS-29 of the accompanying product supplement no. 2.

Supplemental plan of distribution

     The securities are being purchased by Wachovia Capital Markets, LLC (the agent) as principal, pursuant to terms agreements dated as of March 31, 2009 between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the securities.

     See “Supplemental plan of distribution” beginning on page PS-32 of the accompanying product supplement no. 2.